SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:              31 January 2008

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 31 January 2008

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 31 January 2008

National Grid plc

1-3 Strand

London, WC2N 5EH

United Kingdom

‘National Grid plc Interim Management Statement for the period 1 October 2007 to 30 January 2008’

31 January 2008

National Grid plc Interim Management Statement

for the period 1 October 2007 to 30 January 2008

HIGHLIGHTS

•	15% recommended dividend increase for 2007/08 and 8% annual increases targeted through to 31 March 2012
•	£1,326m of value returned to shareholders through the share buy-back programme
•	Financial performance in line with our expectations

DIVIDEND POLICY UPDATE

National Grid is today announcing an updated dividend policy, which reflects the Board’s confidence in the Group’s growth prospects. The current dividend policy is to increase dividends per ordinary share by 7% per annum until 31 March 2008. The Board intends to recommend a new policy with the following two components:

•	for the current financial year a one-off increase of 15% over last year’s full year dividend; and
•	thereafter a targeted increase of 8% per annum from this enhanced base until 31 March 2012.

This will result in a recommended final dividend for the year ending 31 March 2008 of 21.3 pence per ordinary share and a full year dividend of 33 pence.

This policy represents a balance between an initial increase and a significant sustainable growth commitment which is supported by earnings.

REVIEW OF THE PERIOD

National Grid continues to deliver on its strategy of focusing on electricity and gas markets in the UK and the US - and implementing its global operating model.

In December, we accepted Ofgem’s final proposals for the UK Gas Distribution Price Control Review, for the five years to March 2013. The proposals provide for a significant increase in investment in our gas distribution networks in the UK that is expected to grow our asset base by almost 25% over the price control period. Additionally, in our two downstate New York gas distribution utilities (formerly part of KeySpan), new rate plans became effective on 1 January.

In our upstate New York electricity business we have implemented the third reset of the ‘deferral account’, with approval from the New York Public Service Commission (NYPSC) to recover $124m during calendar year 2008 and $124m during calendar year 2009. During the period we also filed with the NYPSC our $1.47bn five year investment programme for our New York electric transmission and distribution system and, under the terms of our existing rate plan, we also filed a petition for a special rate recovery mechanism for major incremental electric transmission and distribution investment that is in excess of the current rate plan assumptions.

In October, we announced our intention to pursue the sale of Ravenswood, our 2.5GW generation plant in New York City. Sale of the plant is a condition of the NYPSC order approving the acquisition of KeySpan. The sale process, which is being conducted through a competitive auction, is well underway.

FINANCIAL UPDATE

National Grid’s financial performance is in line with its expectations.

During the period, there have been no events that have resulted in any material changes to our expectations for the full year. Both cash flow and capital expenditure remain in line with our plans. Our financial position remains strong, with around 70% of our net debt either at fixed rates or index linked for the long term and virtually all other debt fixed up to 31 March 2008.

Under our share buy-back programme we have, to date, repurchased 175.6m shares at a cost of £1,326m. This leaves around £600m remaining to be returned. This keeps us on track with our buyback programme comprising £1.8bn from the sale of our Wireless business, and the return of around £150m of US stranded asset post-tax cash flows for 2007/08.

CONTACTS

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick

Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333 (m)

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, National Grid’s results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in th i s announcement include the ability to integrate the businesses relating to announced or recently completed acquisitions with National Grid’s existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of National Grid’s non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.